Exhibit 20
FOR IMMEDIATE RELEASE:




                  Central and South West Corporation Announces
                            Common Stock Rights Plan


        Dallas (Dec. 22, 1997) -- Central and South West Corporation (CSW) (NYSE: CSR) announced today that it has executed a stockholder rights plan, Stockholders of record as of the close of business on January 6, 1998 will receive one right for each outstanding share of the corporation's common stock.

        The plan was previously adopted by CSW's Board of Directors, as was announced on September 29, 1997 (subject to approval by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935.) The SEC has issued an order approving the adoption and implementation of the plan. The plan is intended to assure fair and equal treatment for all the stockholders in the event of a hostile takeover attempt.

        The plan was amended on December 21, 1997 to exempt CSW's proposed transaction with American Electric Power Company, Inc.

        CSW is a public utility holding company based in Dallas. CSW owns four electric operating subsidiaries in the United States, a regional electricity company in the United Kingdom and non-utility subsidiaries involved in energy-related investments as well as subsidiaries that offer telecommunications and energy services and financial transactions.

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Financial community contact: Becky Hall, director of investor relations for
Central and South West Corporation, 214 777-1277

Internet inquiries: coprcom@csw.com